Exhibit 99.3
OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2024 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission or SEC, on May 15, 2025, or the Annual Report, and the related notes and the other financial information included elsewhere in this Form 6-K, wherein we include additional information on our business, operations, risk factors, critical accounting estimates, policies, and the methods and assumptions used in our estimates, among other important information. Unless the context requires otherwise, references in this Report on Form 6-K to the “Company”, “REE,” “we,” “us,” and “our” refer to REE Automotive Ltd. and its subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K, or this Report, and the documents incorporated by reference herein include certain forward-looking statements within the meaning of Section 27A of the United States, or U.S., Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “expect,” “foresee,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “estimate”, “seek,” “should,” “would,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this Report may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for REE’s business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition.

These forward-looking statements are based on information available as of the date of this Report and current expectations, forecasts and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve a number of known and unknown risks, uncertainties, assumptions, judgments and other factors, including the risks described in the section titled “Item 3.D. Risk Factors” of our Annual Report and elsewhere in this Report, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this Report speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for us to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

Some factors that could cause actual results to differ include:

•REE’s ability to raise sufficient capital to finance its commercialization, operations, and long-term business plan;

•REE’s ability to continue as a going concern if we are unable to generate sufficient revenues and/or raise additional capital, which could prevent it from obtaining new financing on reasonable terms or at all;

•REE’s inability repay its convertible notes due to insufficient cash flow from its business or to settle conversions of such convertible notes in cash or to repurchase the notes upon a change in control transaction;
•REE’s ability to execute and successfully commercialize its current business plan;
•Risks related to REE’s pause in production of its vehicles;
•REE’s ability to maintain and advance relationships with Tier 1 suppliers and strategic partners;
•REE’s ability to transition its products into marketable products and services;
•REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers;
•Uncertainty regarding REE’s estimated sales, expenses and profitability and underlying assumptions; REE’s ability to generate revenue through royalty payments from a customer;
•Risks relating to REE’s significant shareholders having substantial influence over REE;
•REE’s reliance on its UK Engineering Center of Excellence, or the UK Engineering Center, for the design, validation, verification, testing and homologation of its products;
•REE’s limited operating history and business model not being proven;
•Risks associated with plans for REE’s initial commercial production and follow-on sales, including as a result of the impact from tariffs and REE’s determination to pause production;
•REE’s dependence on suppliers, some of which are single or limited source;
•Development of the market for software-defined vehicles, or SDV, including with respect to the market for electric vehicles, or EVs, including risks relating to consumer acceptance of SDV technology;
•Demand relating to its SDV platform from OEMs, technology companies, autonomous companies, fleets, and other businesses;
•Risks relating to the lack of a guarantee that OEMs will purchase our SDV products in any certain quantity or price even after a proof of concept, design win and/or a prototype design collaboration;

•Risk relating to significant delays between the time REE achieves a design win until it may be able to realize revenue from the vehicle model;

•Risks related to REE’s customer’s ability to either withdraw from the Definitive Agreement (defined below) with REE and/or meet certain agreement conditions in order to commence its project with REE;

•REE and its suppliers, service providers, and strategic partners risks associated with cybersecurity, data security breach, failure of information security systems and privacy concerns;

•Future sales of REE’s securities and/or by existing material shareholders could cause the market price for its Class A Ordinary Shares to decline;

•Potential disruption of shipping routes and telecommunication services due to accidents, political events, international hostilities and instability, piracy or acts by terrorists (including ongoing attacks by the Houthis in the Red Sea);

•REE’s operations in an industry that is new and rapidly evolving, and its use of estimates that are subject to significant uncertainty;

•Intense competition in the e-mobility space, including with competitors who have significantly more resources;
•Risks related to the fact that REE is incorporated in Israel and governed by Israeli law;
•REE’s ability to make continued investments in its business and technology;
•Global macroeconomic and geopolitical risks, including those related to fluctuations in inflation, interest rates, foreign exchange rates, policy uncertainty (such as changes under the Trump Administration in the U.S, including with respect to tariffs and trade policy), political unrest in Israel, and actual or potential armed conflict in Israel and other parts of the Middle East;
•Adverse conditions in the automotive industry, including from macroeconomic events, protectionist trade policies and tariffs, geopolitical uncertainty, and other events;
•The need to attract, train and retain a highly-skilled workforce, including engineers and other highly qualified employees to further its goals, and in particular following reductions-in-force;
•Changes in applicable laws and regulations that impact REE;
•Risks related to product liability claims, legal and regulatory proceedings, commercial or contractual disputes, or lawsuits alleging infringement or misappropriation of intellectual property rights;
•REE’s ability to enforce, protect and maintain intellectual property rights and to defend itself from claims that it infringed on third party intellectual property rights; and
•Other risks and uncertainties set forth in the section “Item 3.D. Risk Factors” in our Annual Report and in the “Risk Factors” section of this Report.

Basis of Presentation This “Operating and Financial Review” should be read in conjunction with the accompanying financial statements and the notes thereto, and the audited financial statements and notes thereto included in our Annual Report.

Forward-looking statements in this discussion are not guarantees of future performance and may involve risks and uncertainties that could cause actual results to differ materially from those projected. Refer to the “Forward-Looking Statements” section above, section “Item 3.D. Risk Factors” in our Annual Report, and the “Risk Factors” section of this Report for a discussion of some of these risks and uncertainties.

Company Overview

We are an automotive technology company that develops and produces cutting edge SDV technology designed to manage vehicle operations and features through proprietary-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced zonal SDV architecture is designed to integrate seamlessly with legacy systems to improve vehicle safety, performance, and reliability. By centralizing key vehicle functions, the architecture seeks to enhance modularity, redundancy, and stability, and to enable what we believe to be safer and more efficient vehicle platforms. Powered by secured AI and deep over-the-air upgradability, REE’s technology allows for continuous updates and improvements throughout a vehicle’s lifespan. This makes Powered by REE® vehicles adaptable to customer and market changes and designed with future autonomy and connectivity in mind.

Reliant upon our patent-protected SDV technology, our full by-wire P7 electric commercial truck is certified under U.S. Federal Motor Vehicle Safety Standards, or FMVSS. Powered by REE® vehicles demonstrate our commitment to offer what we believe to be intelligent, flexible, and scalable mobility solutions while shortening and streamlining the processes, costs and time to market for such vehicles for our customers.

Our approach of “complete not compete” allows original equipment manufacturers, or OEMs, and other customer types to license our technology in order to design and build vehicles tailored to their specific requirements using REE’s scalable, future-ready platform. Our technology and collaborative application programming interface, or API, approach allows our customers to connect their current and future operating systems and application layers having significant input on the design of the system according to their individual needs. In addition, our software flexibility allows delivery and logistics fleets, dealers, Mobility-as-a-Service, or MaaS, providers and others to incorporate their Voice of the Customer, or VoC, input into new vehicle designs and applications. Incorporation of this voice allows these customers to design vehicles that are better tailored to the specific needs of their end-user base and the market in which they service. Additionally, in February 2025, we launched REEai Cloud to provide advanced data analytics based on artificial intelligence capabilities, among others.

Our SDV technology is a combination of software, electrical hardware, and by-wire technology. We aim to offer many customer benefits including a reduced TCO, lower maintenance and spare-part inventory management costs, higher active and passive safety standards, improved vehicle efficiency, ADAS, and increased fleet management system compatibility. We further believe that by incorporating our proprietary software through our certified hardware architecture, our potential customers and customers can design and bring to market new vehicles faster and at a lower cost, which may improve their competitiveness in their respective markets. By “completing and not competing”, we believe that we can partner with customers, including OEMs, in the automotive industry where electric and autonomous vehicles will be “Powered by REE”, allowing for what we aim to be a faster and larger adoption of our X-by-Wire technology and electrification at scale.

We have made progress discussing the integration of our SDV technology into certain OEMs’ model lineups in certain markets and categories, from passenger vehicles to heavy duty commercial trucks.

As discussed more fully below, on May 15, 2025, REE announced a decision to implement a temporary pause of its previously planned production in light of significant uncertainty in the global macroeconomic environment and evolving U.S. trade policy impacts on the automotive industry and supply chains, including our P7-S Strip Chassis and P7-C Chassis Cab and Cutaway Chassis products. To-date, the temporary pause remains in effect.

Recent Business Developments & Initiatives

Initiated Cost Reduction Measures Targeting a 55% Decrease in Operating Costs

On June 9, 2025, we announced that we initiated cost reduction measures targeting a 55% decrease in operating expenses, to a projected monthly average of approximately $2.7 million by year-end related to our pause in production and an approximately 50% reduction-in-force. In connection with such cost reduction measures, in the fourth quarter of 2025 our monthly operating expenses1 have decreased to an estimated monthly average of $3.1 to $3.3 million and our workforce has decreased by approximately 41% as of the date of this Report. We also incurred a one-time charge related to our reduction-in-force of approximately $2 million.

We also recognized total one-time expenses of $35.4 million for the six months ended on June 30, 2025, primarily comprised of the following:

•expenses in connection with our reduction-in-force;
•expenses in connection with the production pause; and
•non-cash asset impairment charges resulting from write-offs of inventory that currently have no operational use and impairment of long-lived assets.

1 Monthly average for operating expenses sets forth the Company’s ongoing operating expenses while excluding one-time charges including but not limited to: non-cash expenses such as impairments, inventory write-offs and share-based compensation expenses; one-time costs related to our production pause and reduction-in-force plans; grants received and R&D tax credits; and other non-recurring expenses that are not considered by the management as ongoing operating expenses.

We are aiming to reduce our monthly operating expenses to approximately $1.8 million per month by the end of the first quarter of 2026, subject to the execution of our cost reduction plan, which includes a reduction-in-force, other operational efficiencies, and other factors.
Pause of Vehicle Production

On May 15, 2025, we announced our fourth quarter and fiscal year 2024 results and discussed management’s decision to implement a temporary pause of our previously planned production in light of significant uncertainty in the global macroeconomic environment and evolving U.S. trade policy impacts on the automotive industry and supply chains, including our P7-S Strip Chassis and P7-C Chassis Cab and Cutaway Chassis products. In connection with this pause and our cost reduction initiatives, we reevaluated certain suppliers and other contractual relationships, resulting in negotiated resolutions of outstanding obligations with certain suppliers and, in one case, the initiation of arbitration proceedings. We continue to evaluate our next steps with respect to production. As described under “Cost of Revenues” and “Other Expenses” below, we have taken certain impairments and write-offs in connection with our production pause. For the sake of clarity, as discussed in “Liquidity and Capital Resources,” based on our current financial condition, we have not made a determination regarding any possible resumption of production until we have sufficient capital to support production needs. We also disclosed that substantial doubt exists about our ability to continue as a going concern over the next twelve months absent additional capital or the receipt of sufficient revenues.

Since implementing our production pause, we have increased our focus on less capital-intensive commercialization pathways, including through licensing of our SDV technology and offering our REEcorners to OEMs, suppliers, and other customers. In particular, we have continued discussions with several potential customers about the integration of REE’s zonal SDV architecture and x-by-wire technology into their future vehicle models. We have also been working to collaborate with other Tier 1 suppliers to produce vehicle components based on REEcorner modules to support higher levels of functional safety, including ASIL-D, and to improve efficiency and time to market through over-the-air updates.

November 2025 Mitsubishi Fuso Memorandum of Understanding

On November 18, 2025, we announced that we entered into a non-binding memorandum of understanding, or the MOU, with Mitsubishi Fuso Truck and Bus Corporation, or Mitsubishi Fuso, pursuant to which the parties agreed to collaborate on the evaluation and development of software-defined vehicle over an initial one-year period using our zonal SDV architecture and x-by-wire technology. In particular, the collaboration contemplates work to convert a Mitsubishi Fuso eCanter electric truck into a software-defined vehicle powered by REE’s SDV technology. The MOU is intended to enable Mitsubishi Fuso to assess the benefits of REE technology for its next-generation commercial vehicles. Through such development activities, Mitsubishi Fuso will evaluate our suitability to potentially serve as a supplier for a scalable vehicle-motion-platform based on x-by-wire and SDV architecture for possible application to future Mitsubishi Fuso future vehicle programs. The MOU does not obligate either party to proceed with a commercial relationship or enter into any definitive agreement.

BorgWarner Memorandum of Understanding

On December 29, 2025, we announced entry into a non-binding memorandum of understanding with BorgWarner, or the BorgWarner MOU, a Tier 1 automotive supplier, and its motion brand Cascadia. The BorgWarner MOU provides a framework for cooperation related to the evaluation, development, and potential commercialization of a next-generation electric drive unit, or EDU, based on REEcorner technology for global OEM electrification programs. The new EDU product will be jointly developed by BorgWarner, Cascadia Motion, and REE. The BorgWarner MOU provides for a phased commercial plan, including the potential for royalty-based arrangements and time-limited exclusivity option for the distribution of an EDU that integrates BorgWarner’s Cascadia drive unit (motor and inverter) with REEcorner technology, subject to further evaluation, negotiation, and the execution of definitive agreements. In addition to the EDU-focused product offering, the parties plan to evaluate demand for complete SDV solutions, including standalone REEcorner units and REE’s software products, which could supplement the EDU offering or provide additional capabilities for OEM customers.

Technology Company Shuttle Project Definitive Agreement

On March 18, 2025, we previously announced the entry into a non-binding memorandum of understanding, or the March MOU, with a global technology company. On August 15, 2025, we converted the March MOU into a definitive agreement, or the Definitive Agreement, which became binding and effective upon its execution. However, the commencement of the Definitive Agreement has not yet occurred. Under the Definitive Agreement, REE and the technology company have agreed to collaborate on the design and development of autonomous shuttle prototypes based on our proprietary SDV technology, subject to the commencement of the Definitive Agreement, which date is subject to certain satisfaction of certain conditions precedent, such date being the Commencement Date. Following the Commencement Date and subject to the implementation of the Definitive Agreement, we expect to generate up to approximately $107 million over an expected two-year development period, with payments structured on a phased, milestone-based basis, including an initial payment upon the Commencement Date and additional payments tied to development progress. The Definitive Agreement became effective upon execution, but the Commencement Date will occur only upon satisfaction of certain conditions precedent. REE has completed all actions required to trigger the Commencement Date, and the remaining conditions precedent in order to trigger the Commencement Date must be satisfied solely by the counterparty and are outside of REE’s control. The Definitive Agreement also contemplates a potential subsequent production phase relating to Level 4 autonomous public transportation vehicles, incorporating REEcorner modules, which would be subject to the successful completion of the development phase and the negotiation and execution of a separate serial supply and after-market agreement. Prior to the Commencement Date, each party has a contractual right to withdraw from the Definitive Agreement, which may not be exercised before December 31, 2025. To date, neither party has delivered a notice to withdraw from the Definitive Agreement.

Special General Meeting of Shareholders

On November 13, 2025, we held a special general meeting of shareholders at which shareholders approved certain amendments to our compensation policy, and a special cash bonus award for 2024 and related amendments to the employment terms of Daniel Barel and Ahishay Sardes in each of their respective employment agreements, in each case as described in our proxy statement filed with the SEC on October 9, 2025, as supplemented on November 12, 2025.

Nasdaq Minimum Bid Price Notification

On July 3, 2025, we received notice from Nasdaq’s Listing Qualifications Department, or Nasdaq, that we were not in compliance with the $1.00 per share minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) requirement under Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Price Requirement. We were provided until December 29, 2025 to regain compliance, which generally requires our Class A Ordinary Shares to close at or above $1.00 for at least 10 consecutive business days.

On December 29, 2025, REE requested an extension of 180-days to cure the Minimum Bid Price Requirement from Nasdaq. We intend to monitor the closing bid price of our Class A Ordinary Shares and to consider available options to regain compliance.

Factors Affecting Our Performance

REE is an early-stage growth company in the early commercialization stage and we believe that our performance and the foreseeable future of our business, including our immediate financial condition constraints depend on several factors that present opportunities for us but also pose significant risks and challenges, including those set forth in Item 3.D. of our Annual Report under the caption “Risk Factors”.

Known Trends and Uncertainties

We believe that our performance and future success depend on several factors that present opportunities for us but also pose risks and challenges, including those set forth in the trends below and in Item 5. “Operating and Financial Review and Prospects” in our Annual Report, along with the risk factors described below in the section titled “Risk Factors” and in the section titled “Risk Factors” in Item 3.D. of our Annual Report.

In particular, we require substantial additional capital to commercialize our products and services and fund operations for the foreseeable future. Until we can generate sufficient revenue and positive gross margins, we expect to finance our operations through a combination of existing cash on hand, financings, strategic partnerships, licensing revenue, royalty arrangements, and/or a combination thereof. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our commercialization efforts, demand for our SDV technology-based products and services, and expense levels, among other things.

Tariffs, Trade Policies, and Import and Export Controls

In 2025, the Trump Administration imposed, rescinded, modified, rolled-back, and continues to impose/reimpose tariffs and trade barriers, and additional trade restrictions could be implemented on a broad range of products, geographic regions, and/or raw materials. Such tariffs have led, and may continue to lead, to the imposition of retaliatory tariffs or other measures taken by foreign countries, which may in turn lead to additional tariffs imposed or measures taken by the Trump Administration. Such items can increase the prices associated with vehicle parts and vehicle manufacturing and may reduce demand for SDV technology overall due to such costs. It may also limit our ability to procure raw components or raw materials or impede or slow the movement of goods across borders. In addition, tariffs may raise the prices for vehicles, which could reduce demand and thus the need for our SDV technology.

In August 2025, the U.S. Court of Appeals for the Federal Circuit, or the Court, affirmed a Court of International Trade, or CIT, ruling that held that the trafficking and reciprocal tariffs imposed by the Trump Administration exceeded the authority delegated to the U.S. president. The Court also affirmed the CIT’s grant of declaratory relief that the orders are invalid as contrary to law. However, the Court vacated the CIT’s grant of a permanent injunction universally, allowing such tariffs to remain in place while an appeal is sought. The Trump Administration appealed the decision to the U.S. Supreme Court.

In addition, while the Trump Administration has announced certain trade deals, including with China, implementation of such agreements may be prolonged, including as a result of the government approval processes, and disagreements between contracting parties may arise. All of the above have increased uncertainty regarding the ultimate effects of tariffs and trade policy on economic conditions and its ultimate impact on our industry and business. For additional information, see Item 3.D. Risk Factors in our Annual Report.

Tax Law and Policy Changes

On July 4, 2025, the Trump Administration signed the reconciliation bill, commonly known as the One Big Beautiful Bill Act, or OBBBA, into law. Among other items included therein, OBBBA ended EV charging infrastructure tax credits and certain tax credits for electric vehicles. It also extended certain provisions of the Tax Cuts & Jobs Act of 2017, and modified certain international tax provisions, all of which may be subject to further clarification and the issuance of interpretive guidance from the U.S. Internal Revenue Service and the U.S. Treasury. The Company is assessing the legislation and its effect on its consolidated financial statements, including as more clarity is developed with respect to the OBBBA.

In addition, certain tax policy changes in the United States may phase out certain demand-side incentives to purchase EVs and reduce certain supply-side benefits to produce EVs, all of which may result in slower adoption of EVs and/or otherwise potentially disrupt the market for EVs.

Armed Conflict in Israel and Other Parts of the Middle East and Political Disruption

In recent years, Israel has engaged in armed conflict with terrorist organizations in the Middle East, including Hamas in the Gaza Strip, Hezbollah in southern Lebanon, and the Houthis in Yemen. For example, Israel has been in a war against Hamas and other terrorist organizations in the Gaza Strip and in armed conflict against Hezbollah in Lebanon since 2024. Although certain ceasefire agreements have been reached, there is no assurance that these agreements will fully mitigate hostilities, be upheld and/or continue in the near future. Additionally, it is possible that other terrorist organizations, as well as other hostile countries, may engage in armed conflict with Israel and that such clashes may escalate in the future into a greater regional conflict. Additionally, instability in Syria has led Israel to engage in armed actions therein. Israel is also under current threats from Iran following armed conflict between the two nations and military strikes by the United States against Iran during June 2025, culminating in a ceasefire agreement. There can be no assurance that the current ceasefire agreement or any potential future ceasefire agreement(s) will be respected or remain in force, and additional hostilities and escalations may occur at any time. To-date, we have not had a material interruption in our operations in Israel.

The current conflict has led to a deterioration of certain indicators of Israel’s economic standing, including a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch. Moreover, there have been and continues to be periods of political disruption in Israel, including through widespread protests regarding various political issues, multiple elections in the past, and a corruption trial of Israel’s Prime Minister.

Any conflict involving Israel, the interruption or curtailment of trade between Israel and its trading partners (including from embargos), significant downturn in the economic or financial conditions in Israel, or any political instability in the region or in Israel could adversely affect Israel’s economy, business conditions and/or our business operations, results of operations, and financial condition. It may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments pursuant to force majeure provisions in such agreements. This may make it more difficult for us to enter into customer agreements, to receive purchase orders for our products, and/or to raise capital, which would adversely affect REE’s operations and results of operations.

OSR Legal Proceeding

On December 16, 2022, a lawsuit was filed in the District Court, against REE and its US subsidiaries by OSR Group alleging that the Group stole OSR Group’s trade secrets, which is discussed in more detail under the heading “Item 8. Financial Information-Legal Proceedings” in our Annual Report. REE believes that the lawsuit is without merit and is defending itself vigorously. As more further described in Note 7 to the Financial Statements included herein, following the District Court’s order on August 26, 2024, the OSR Group appealed to the U.S. Court of Appeals for the Fifth Circuit. On October 10, 2025, the Court of Appeals affirmed the District Court’s decision dismissing the OSR Group’s claim for forum non conveniens. On November 12, 2025, the Fifth Circuit denied OSR’s petition for rehearing. The OSR group may seek further appellate review and retains the ability to pursue its claims in Israel. As a result, given the uncertainty of litigation and the Fifth Circuit’s affirmance of dismissal, the Company cannot estimate the reasonably possible loss or range of loss that may result from this lawsuit and/or appeal. As of June 30, 2025 and December 31, 2024 the Company did not record a loss contingency.

Schwab Arbitration Proceeding

On August 27, 2025, a demand for arbitration was filed with the American Arbitration Association in Michigan, against REE and its US subsidiary by Schwab Industries, Inc., or Schwab, alleging a failure to pay all required outstanding amounts. REE counterclaimed alleging mismanagement, price increases, mistakes, and unjustified requests for payment advances along with a failure to deliver under the terms of the contract. REE believes that the arbitration is without merit and is defending itself vigorously. As a result, given the uncertainty of arbitration, the Company cannot estimate the reasonably possible loss or range of loss that may result from this arbitration. As of June 30, 2025, the Company did not record a loss contingency. If the arbitration is resolved in favor of Schwab, the obligation could have a significant impact on the Company’s financial statements and results of operations.

Key Components of Statements of Operations

Revenues

Aside from isolated projects from time-to-time, we have not begun significant commercial operations and currently have no significant revenues. Once we reach commercialization and the sales of our SDV products, which following our current production pause may in the future also include the recommencement of production, we expect that the significant majority of our revenue would likely be derived from any of the following, including a combination of, direct sales to OEMs, dealers, logistics and technology companies and, thereafter, other related products and services within the REE ecosystem.

Cost of Revenues

Cost of revenues is primarily comprised from the cost of SDVs and includes direct parts, material and labor costs, share-based compensation expenses, manufacturing overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the sale of SDVs, inventory write-downs and/or write-offs and adjustments to write down the carrying value of inventory when it exceeds its estimated net realizable value, or NRV. In 2025 cost of revenues also includes one-time costs related to the production pause.

Research and Development Expenses, Net

Research and development, or R&D, expenses consist of our costs associated with the employment of our R&D and engineering staff, including share-based compensation, third-party engineering consultants, development projects such as corners programs and component programs and program consumables. Such R&D expenses also include expenses related to the testing, validation and certification of our SDV vehicles, UK R&D tax credit and grants received for R&D programs and projects, costs associated with our properties, and depreciation of our fixed assets. As a result of our Cost-Reduction Plan, we expect a decrease in our research and development expenses relative to recent historical periods as we more closely tailor our SDV technology engineering and development costs to customer demands.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of our costs associated with the employment of staff (excluding R&D and engineering staff), share-based compensation, legal, insurance, accounting and consulting expenses, travel and marketing expenses such as public relations activities and trade shows, costs associated with our properties, and depreciation of our fixed assets. We expect our selling, general and administrative expenses to decrease following lower salary requirements as a result of our Cost Reduction Plan.

Other Expenses

Other expenses consist of impairment charges of long-lived assets.

Financial Income, Net

Financial income, net consists primarily of change in fair value of derivatives liabilities, interest expenses and discount of convertible promissory notes and bank fees offset by interest income and foreign currency exchange gains or losses. Foreign currency exchange gains or losses are related to changes in the value of our non-U.S. denominated financial assets and liabilities, primarily cash and cash equivalents and operating lease liabilities related to our leased properties in Israel, the United States, and the UK. Interest income consists of interest earned on our cash, cash equivalents, and short-term investments. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Derivative liabilities at fair value are related to our convertible promissory notes. Fair value of derivative liabilities has and is expected to continue to vary depending on the change in stock price, volatility, risk-free rate, cost of debt and other inputs used for the fair value measurements. Interest expenses relate to the accrued interest on our short-term loans under our credit facility and our convertible promissory notes. Discount expenses relate to the amortization of the discount on our convertible promissory notes.

Comparison of Six Months Ended June 30, 2025 and 2024

The following table sets forth our historical operating results for the periods indicated:

	Six Months Ended June 30,
	2025	2024
	USD in thousands
Revenues	$184	$160
Cost of revenues	14,504	1,455
Gross loss	$(14,320)	$(1,295)
Operating expenses:
Research and development expenses, net	30,040	23,421
Selling, general and administrative expenses	11,525	14,101
Other expenses	20,080	—
Total operating expenses	61,645	37,522
Operating loss	$(75,965)	$(38,817)
Income from warrants remeasurement	38,539	1,880
Financial income, net	11,289	2,261
Net loss before income tax	(26,137)	(34,676)
Taxes on income (tax benefit)	(1,823)	1,294
Net loss	$(24,314)	$(35,970)

Revenues

As previously noted, we have not begun significant commercial operations and currently have no significant revenues. For the six months ended June 30, 2025, we recorded revenues in the amount of $0.2 million from SDV engineering and development services. For the six months ended June 30, 2024, we recorded revenue in the amount of $0.2 million with respect to the sale of EV prototypes to a potential customer.

Cost of Revenues

Cost of revenues increased by $13.0 million, from $1.5 million for the six months ended June 30, 2024 to $14.5 million for the six months ended June 30, 2025. In the six months ended June 30, 2025, cost of revenues was impacted primarily by a one-time non-cash inventory write-off that has no current operational use following our announced pause in production and one-time costs related to pause in production. In the six months ended June 30, 2024, cost of revenues was impacted primarily by adjustments to write down the carrying value of inventory, which exceeded its estimated NRV, in the amount of $0.8 million, as part of material purchasing for preparation to production of EVs.

Research and Development Expenses, Net

Research and development expenses, net, increased by $6.6 million, from $23.4 million for the six months ended June 30, 2024 to $30.0 million for the six months ended June 30, 2025. The increase was primarily due to the recognition of a UK R&D tax credit and grants from the UK government in the six months ended June 30, 2024 and a one-time expense in the amount of $1.5 million related to the Company’s reduction-in-force plan as part of the Cost Reduction Plan in the six months ended June 30, 2025. These increases were partially offset by lower engineering costs related to the development of the P7 EV Platform, lower share based compensation expense and lower payroll and related expenses related to a decrease in R&D employee headcount.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $2.6 million, from $14.1 million for the six months ended June 30, 2024 to $11.5 million for the six months ended June 30, 2025. The decrease was primarily due to lower share-based compensation expenses, a decrease in director and officers insurance expenses and lower payroll and related expenses related to a decrease in our employee headcount. These decreases were partially offset by a one-time expense in the amount of $0.4 million related to the Company’s reduction-in-force as part of the Cost Reduction Plan in the six months ended June 30, 2025.

Other Expenses

Other expenses totaled $20.1 million for the six months ended June 30, 2025, compared to no other expenses for the six months ended June 30, 2024. Following our decision to pause production, we determined that the carrying value of certain long-lived assets may not be recoverable and, accordingly, performed impairment assessments. These assessments resulted in impairment charges of long-lived assets in the amount of $20.1 million.

Income from Warrants Remeasurement

Income from warrants remeasurement increased by $36.6 million, from income of $1.9 million for the six months ended June 30, 2024 to an income of $38.5 million for the six months ended June 30, 2025. This increase was due to pre-funded warrants that we issued as part of our September 2024 registered offering, as well as a change in the fair value of such warrant liability, which was mainly impacted by the decline of the Company’s share price.

Financial Income, Net

Financial income, net increased by $9.0 million to $11.3 million for the six months ended June 30, 2025 compared to financial income, net of $2.3 million for the six months ended June 30, 2024. This increase was primarily attributable to a change in the fair value of a derivative liability that was mainly impacted by the decrease in the Company’s share price during the six months ended June 30, 2025, partially offset by a decrease in interest income from bank deposits due to lower average cash balances and losses from changes in foreign currency rates.

Taxes on Income (tax benefit)

Taxes on income decreased by $3.1 million, from taxes on income of $1.3 million for the six months ended June 30, 2024 to a tax benefit of $1.8 million for the six months ended June 30, 2025. This decrease was primarily due to the lower recognition of deferred tax liability for the six months ended June 30, 2025.

Liquidity, Capital Resources and Financial Condition
As of the date of this Report, we have not yet generated significant revenues from our principal business operations and have generated minimal revenues overall and do not expect to generate sufficient revenues from the sale of products in the near future to cover our costs and capital expenditures.
Since inception, we have incurred losses and have generated negative cash flows from operations and have therefore funded our operations, capital expenditure and working capital needs through capital contributions, the sale of our securities including Class A Ordinary Shares, warrants, pre-funded warrants, and convertible promissory notes to investors, and from the consummation of the merger whereby 10X Capital Venture Acquisition Corp, or 10X Capital, a Delaware corporation and special purpose acquisition company, and Spark Merger Sub, Inc., or Merger Sub, our wholly-owned subsidiary, pursuant to which Merger Sub merged with and into 10X Capital.

In accordance with the ASC 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, we evaluated whether there were conditions and events, considered in the aggregate, that raised substantial doubt about our ability to continue as a going concern within one year after the date that those consolidated financial statements were issued.

Our ability to continue as a going concern will depend on our ability to obtain additional financing, attain further operating efficiencies, and generate future cash from operations, however, we can provide no assurance that any will occur. These conditions raise substantial doubts about the Company's ability to continue as a going concern. Therefore, the accompanying consolidated financial statements in this Report have been prepared on a going concern basis and do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern. See Note 1 “General” to the interim financial statements included as part of this Report for a further discussion of our liquidity and the conditions that raise substantial doubt regarding our ability to continue as a going concern. Our ability to access capital is critical. Until we can generate sufficient revenue to cover our operating expenses, working capital and capital expenditures, we will need to raise additional capital or debt to continue our business operations. Our ability to fund our cash needs is subject to various risks, including as detailed in the risk factor section below.

March 2025 Registered Direct Offerings

On March 18, 2025, we entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 6,376,631 Class A Ordinary Shares at a purchase price of $4.25 per ordinary share, or the March 18 Offering. The March 18 Offering closed on March 19, 2025, and the offering resulted in gross proceeds of approximately $27.1 million, which, after the deduction of fees and expenses, we intended to use the net proceeds for working capital and general corporate purposes.

Additionally, on March 26, 2025, we entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 2,219,176 Class A Ordinary Shares at a purchase price of $4.25 per ordinary share. The offering closed on March 27, 2025 and resulted in gross proceeds of approximately $9.4 million, which, after the deduction of fees and expenses, we intended to use the net proceeds for working capital and general corporate purposes.

As part of each of these transactions, each of the directors and executive officers of the Company entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, for established periods as set forth in the securities purchase agreements. Additionally, the Company agreed that until September 19, 2025, it will not conduct any sales of ordinary shares or equivalent securities involving a variable rate transaction (as defined in the securities purchase agreement), subject to certain exceptions as described in the securities purchase agreement, which included REE’s at-the-market agreements where the sale of Class A Ordinary Shares are made at a price per share greater than $6.50.

September 2024 Securities Purchase Agreements

On September 15, 2024, we entered into a securities purchase agreement, or the September 2024 Offering, with certain investors for the issuance of an aggregate of (i) 7,362,930 Class A Ordinary Shares, at a price of $4.122 per share, and (ii) 3,639,893 pre-funded warrants each to purchase one Class A Ordinary Share. The pre-funded warrants were sold at a price of $4.121 each, representing the per share offering price of $4.122 per Class A Ordinary Share, minus the $0.001 per share exercise price of such pre-funded warrant. The total net proceeds were approximately $44.9 million after deducting transaction costs. We have been using the net proceeds from the September 2024 Offering for working capital and general corporate purposes.

March 2024 Public Offering

On March 1, 2024, REE executed an underwriting agreement, or the Underwriting Agreement, between the Company and Roth Capital Partners LLC, or Roth, pursuant to which the Company conducted an underwritten public offering, or the Public Offering, of 2,000,000 Class A Ordinary Shares at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13.0 million, or March 2024 Offering. Pursuant to the terms of the Underwriting Agreement, the Company also granted Roth a 20-day option to purchase Class A Ordinary Shares of up to 300,000 Class A Ordinary Shares, or 15% of the number of Class A Ordinary Shares sold in the March 2024 Offering, solely to cover over-allotments. On March 4, 2024 Roth exercised its overallotment option to purchase an additional 300,000 Class A Ordinary Shares in full. The March 2024 Offering, including the shares issuable upon the exercise of the overallotment option, closed on March 5, 2024. At the closing of the offering, we issued 2,300,000 Class A Ordinary Shares, for aggregate net proceeds of approximately $14.135 million to REE, after deducting the underwriting discounts and transaction costs payable by us. REE has used the net proceeds from the March 2024 Offering for general working capital purposes.

ATM Agreements

On August 16, 2022, we entered into the ATM Equity Offering Sales Agreement, or the BofA Agreement, with BofA Securities Inc., or BofA, pursuant to which we may offer and sell, at our option, up to $75.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of June 30, 2025, we had not sold any of our Class A Ordinary Shares under the BofA Agreement.

On July 14, 2023, we entered into the HCW Agreement, with H.C. Wainwright & Co., LLC, pursuant to which we may offer and sell, at our option, up to $35 million of Class A Ordinary Shares through an “at-the-market” equity program under which HCW agreed to act as our sales agent. Throughout the six months ended June 30, 2025 we have not sold any of our Class A Ordinary Shares under the HCW Agreement. Throughout the six months ended June 30, 2024, we sold 54,937 Class A Ordinary Shares, under the HCW Agreement, for total net proceeds of $0.2 million.

Convertible Promissory Notes and Warrants

On November 27, 2023, we entered into securities purchase agreements, or the November Purchase Agreements, with certain investors, pursuant to which we agreed to issue and sell convertible promissory notes, or the November Notes, in the principal amount of $8,000,000, in the aggregate, at a conversion price of $5.09 per share (subject to adjustment as provided therein), and warrants, or the November Warrants, to purchase up to an aggregate of 1,571,710 of Class A Ordinary Shares at an exercise price of $4.42 per share (subject to adjustment as provided therein). Closing under the November Purchase Agreements occurred on December 3, 2023, pursuant to which the November Notes and November Warrants were issued to the investors.

In addition, on December 6, 2023, we entered into a subsequent securities purchase agreement, or the December Purchase Agreement, dated December 2, 2023, with a certain accredited investor, pursuant to which we agreed to issue and sell an additional convertible promissory note, or the December Note, in the principal amount of $750,000 at a conversion price of $5.74 per share (subject to adjustment as provided therein), and an additional warrant, or the December Warrant and together with the November Warrants, the Warrants, to purchase up to 130,662 Class A Ordinary Shares, at an exercise price of $5.74 per share (subject to adjustment as provided therein). Closing under the December Purchase Agreement occurred on December 20, 2023, pursuant to which December Note and December Warrant were issued to the applicable investor.

Pursuant to the November Purchase Agreement and December Purchase Agreement, the November Notes and December Note, or together the Notes, each have a term of five years from the date of issuance, accrue interest at a rate of ten percent per annum (compounding annually) and are convertible into Class A Ordinary Shares at conversion prices of $5.09 and $5.74 per share, respectively. We may not repay any portion of the outstanding principal amount of the November Notes or December Note (or any interest accrued thereon) prior to the maturity date. The conversion price of November Notes and December Note is subject to customary adjustments, and the Notes contain customary anti-dilution protections (including in the event of (i) certain equity issuances by us at a price less than the conversion price then in effect, provided that the conversion price shall in no event be reduced to less than $1.02 and $1.15 per share, respectively; (ii) stock splits and combinations; and (iii) certain dividends or distributions).

On December 23, 2024, we received a notice of conversion for $300,000 of the principal amount, including accrued interest, of the Notes. As a result, we issued 72,780 Class A Ordinary shares at conversion price of $4.122.

The November Warrants to purchase up to 1,571,710 Class A Ordinary Shares are exercisable at an exercise price of $4.42 per Class A Ordinary Share (subject to customary adjustments) and have a term of five years from the date of issuance, which was December 3, 2023. The December Warrant to purchase up to 130,662 Class A Ordinary Shares are exercisable at an exercise price of $5.74 per Class A Ordinary Share (subject to customary adjustments) and has a term of five years from the date of issuance, which was December 20, 2023.

As of June 30, 2025, there are 2,391,261 Notes outstanding (including Notes owed under accrued interest) and 1,702,372 Warrants outstanding.

Loan under Credit Facility

On August 14, 2023, we entered into an agreement with a leading Israeli commercial bank to establish a revolving credit line facility, or the Credit Facility, in the amount of $15 million, which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the Credit Facility were extended through December 31, 2025. Outstanding loans under the Credit Facility bear a variable interest at the rate of the Monthly Term Secured Overnight Financing Rate, or SOFR, plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, we are required to keep unsecured deposits in the aforementioned bank in the amount of $20 million. In November 2024, the agreement was amended to increase the Credit Facility amount to $18,000 while the unsecured deposit amount was reduced to $18,000. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. We are charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility.

As of June 30, 2025 and 2024 we have utilized $18,000 and $15,000, respectively, under the Credit Facility for short term loan. In July 2025 and July 2024, respectively, the short term loan was fully repaid by us. As of June 30, 2025 and 2024 the annual interest rate for the loan utilized under the Credit Facility was 7.83% and 8.84%, respectively.

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
	USD in thousands
Net cash provided by (used in):
Operating activities	(47,853)	(38,032)
Investing activities	(4,615)	18,084
Financing activities	34,362	14,463
Net change in cash and cash equivalents and restricted cash	(18,106)	(5,485)

Cash Flows from Operating Activities

Our cash flows used in operating activities to-date have primarily resulted from costs related to development of our products, payroll, fluctuations in accounts payable and other current assets and liabilities. We expect to continue incurring cash outflows on operating activities until we begin to generate sufficient cash flows from our business.

During the six months ended June 30, 2025, operating activities used $47.9 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $24.3 million before deducting non-cash charges mainly consisting of changes in the fair value of warrant and derivative liabilities of $50.3 million. These non-cash charges were partially offset by other non-cash charges consisting primarily from share-based compensation expenses of $2.8 million, depreciation expenses of $2.0 million and a decrease in operating working capital of $1.7 million mainly due a decrease in trade payables.

During the six months ended June 30, 2024, operating activities used $38.0 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $36.0 million and an increase in operating working capital of $7.7 million mainly due to recognition of a UK R&D tax credit and grants from the UK government. These factors were offset by non-cash charges consisting primarily of share-based compensation expenses of $5.6 million and depreciation expenses of $1.6 million, offset by a change in fair value of financial liabilities of $3.3 million.

Cash Flows from Investing Activities

Our cash flows used in investing activities to date have been primarily comprised of cash outflows for tangible fixed assets (plant and equipment).

Net cash provided by investing activities for the six months ended June 30, 2025 was $4.6 million, which was driven by purchases of property and equipment in the amount of $4.6 million.

Net cash provided by investing activities for the six months ended June 30, 2024 was $18.1 million, which resulted from maturity of short-term investments of $20.0 million, partially offset by purchases of property and equipment in the amount of $1.9 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $34.4 million for the six months ended June 30, 2025, due to net proceeds of $34.4 million following two separate registered direct offerings of Class A Ordinary Shares in March 2025.

Net cash provided by financing activities was $14.5 million for the six months ended June 30, 2024, due to net proceeds of $14.15 million following the issuance of Class A Ordinary Shares as part of the public offering in March 2024 and net proceeds in the amount of $0.3 million from Class A Ordinary Share issuances pursuant to the HCW Agreement under the Company’s ATM program.

Debt

As of December 30, 2025, except for the Credit Facility and the Notes, we had no third-party debt although we may determine, based on changes in our expected cash flow needs or because we deem it beneficial, to incur debt in the future.

Critical Accounting Estimates

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates, judgments and assumptions. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.

While our significant accounting policies are described in the notes to the financial statements, we believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP. The Critical Accounting Estimates discussed in this Report supplement the significant accounting policies outlined in “Note 2: Summary of significant accounting policies” of the Notes to the Financial Statements included with this Report.

Impairment of long-lived assets

Long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Inventory

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost or Net Realizable Value, or NRV. Inventory cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

At the end of each reporting period, the Company evaluates whether its inventories are damaged, obsolete, or have material changes in price or other causes, and if so, a loss is recognized in the period in which it occurs. Inventory write-downs are also based on reviews for any excess or obsolescence.

The Company also reviews its inventory to determine whether its carrying value exceeds the NRV upon the ultimate sale of the inventory. NRV is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal, and transportation. At the end of each reporting period, the Company determines the estimated selling price of its inventory based on market conditions. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist, among others, of cash and cash equivalents, other accounts receivable, short-term loan, trade payables and other accounts payable and accrued expenses. These financial instruments are stated at their carrying value, which approximates their fair value due to the short time to the expected receipt or payment date. The Company considers its pre-funded warrants to be Level 2. The warrants and derivative liabilities are measured at fair value using Level 3 inputs.

Risk Factors

In addition to the other information set forth in this Operating and Financial Review, including the risk factors discussed below, you should carefully consider the risk factors discussed and set forth under Item 3.D. “Risk Factors” in our Annual Report, which could materially affect our business, financial condition and/or future results.

REE has a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future, and there is substantial doubt that we will have sufficient funds to satisfy our obligations through the next 12 months. As a result, REE may be unable to meet its future capital requirements, which could jeopardize its ability to continue its business operations.

Since inception, REE has incurred, and REE expects that it will continue to incur for the foreseeable future, losses and negative cash flow, both of which are significant, until at least such time that it begins to generate significant margin from REE products, which may never happen. REE incurred net losses of $111.8 million and $24.3 million for the year ended December 31, 2024 and for the six months ended June 30, 2025, respectively. REE’s cash and cash equivalents were $72.3 million and $54.7 million, each respectively inclusive of our Credit Facility in the amount of $18 million, for the year ended December 31, 2024 and for the six months ended June 30, 2025, respectively. The Company expects to continue to incur net losses and negative cash flows from operating activities for the foreseeable future. Our ability to continue as a going concern will depend on our ability to obtain additional financing, attain further operating efficiencies, and generate future cash from operations. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing, operating efficiencies, or generating the future cash that is needed for its long-term operational activities. These conditions raise substantial doubts about the Company's ability to continue as a going concern. As of November 30, 2025, excluding our Credit Facility, our cash position was approximately $17.2 million in cash and cash equivalents. Excluding, but not limited to, any potential revenues, additional cost-reduction measures and additional funding, we currently estimate that our existing financial resources are only adequate to fund our projected operation costs and meet our obligations into, but not beyond, the second quarter of 2026. If we are unable to continue as a going concern, we may have to significantly reduce our spending, delay, scale back or cancel some or all of our planned business activities or operations, engage in a strategic transaction, sell our assets, substantially change our corporate structure, seek bankruptcy or insolvency protection, or take some other action(s), and the values we receive for our assets in a strategic transaction, liquidation, insolvency, or dissolution could be significantly lower than the values reflected in our financial statements. Our financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should we be unable to continue as a going concern.

If we cannot raise additional capital, obtain operating efficiencies, generate future cash, or a combination thereof, we may have to significantly reduce our spending, delay, scale back or cancel some or all of our planned business activities or operations, sell assets, or substantially change our corporate structure, and we may not have sufficient resources to conduct our business as planned.

Our ability to continue our business, including as a going concern, is dependent on our ability to significantly reduce our operating costs and/or to obtain the necessary financing and/or the receipt of cash revenues from customers to meet our obligations and repay our liabilities arising from the ordinary course of business operations when they become due. The outcome of these matters cannot be predicted with any certainty at this time. In particular, REE may not be able to timely secure additional financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could experience varying levels of dilution, depending on the circumstances, including in connection with the anti-dilution provisions under our Notes. Any debt financing or credit facilities obtained by REE in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for REE to obtain additional capital, to pursue business opportunities, and which can result in harsh consequences in the event of a default, such as a potential lender taking over control of our business or our business assets. If we are unable to obtain adequate financing or financing on terms satisfactory to us and in the amounts needed when we require them, we will not be able to operate our business and will need to significantly modify or terminate our operations, restructure or sell our business and/or seek protection from creditors.

Discussions with potential customers may range from several months to several years and there is no guarantee that such efforts will be successful, or successful within the timeframe that is financially helpful to REE due to its current financial condition and going concern. Because we incur the costs and expenses from these efforts and other efforts before we receive any revenue with respect thereto, if any, our losses in future periods will continue be significant, despite our cost mitigation efforts including our reduction-in-force and negotiated resolutions of outstanding obligations with certain suppliers, among other measures. Moreover, our business developments efforts have been and may continue to be more expensive than we currently anticipate and these efforts may not result in sufficient revenue if customers do not purchase our products for several years or in sufficient volume, which would further increase our losses. Even where our efforts are successful, we cannot guarantee with any certainty that such projects will include any upfront cash revenues or that any payment amount received would be sufficient to allow us to meet our obligations and/or repay our liabilities arising from the ordinary course of business operations when they become due. If we are unsuccessful in any of the above, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify or terminate our operations, seek to sell our assets and/or business, or seek protection from our creditors.

Additionally, any inability to fund our business could cause our customers, suppliers, strategic partners, or other third parties to decrease the amount of business they do with us, demand any deferred payments earlier, or terminate their relationship with us, or we could default on our outstanding Notes, or have our Credit Facility revoked. Any of the above may permit our creditors to enforce remedies against us, including by demanding immediate repayment or seeking to take control of our business, and could cause us to consider reducing, discontinuing, or selling operations or seeking protection from creditors. Any of the foregoing would materially and adversely harm REE’s business, financial condition and results of operations, and the value of our Class A Ordinary Shares, which could cause us to discontinue our operations and/or seek protection from creditors.

Moreover, the “going concern” in our financial statements may only heighten these concerns about our financial viability and may discourage existing or new customers, suppliers, strategic partners, and other third parties from maintaining or entering into business relationships with us on terms that we find acceptable or at all, including by demanding the posting of additional standby letters of credit or surety bonds before engaging in business with us. We may also have difficulty in retaining key employees and attracting employees as a result of these concerns. For a further discussion of our liquidity and the conditions that raise substantial doubt regarding our ability to continue as a going concern, see “Liquidity and Capital Resources” in this Report, Item 5.B. “Operating and Financial Review and Prospects” of our Annual Report, and Note 1 “General” to the interim financial statements included as part of this Report.

We have undertaken several reductions-in-force over the past several years in an effort to reduce our operating expenses and in order to align our headcount with our business needs. Any headcount reduction may not result in anticipated savings, could result in total costs and expenses and attrition that are greater than expected and could disrupt our business operations and ability to service and staff future projects.

Over the past several years, along with other cost reductions, we have lowered our operating expenses through reductions-in-force. Specifically, in 2023 we undertook a targeted reduction in headcount of approximately 11% of the Company’s workforce. In 2024, we sought to more closely align our employee headcount with our business plan, resulting in an approximately 16% reduction over the course of the year. In 2025, as part of our overall cost-reduction, we undertook another headcount reduction. Since May 2025, through a targeted reduction-in-force and follow-on employee attrition, our workforce has decreased by approximately 41% as of the date of this Report. REE may take additional steps to lower its expenses, including additional reductions-in-force in an effort to better manage its operational expenses and to potentially explore future options for the Company.

We may not realize, in full or in part, the anticipated benefits, savings and improvements in our operational expenses from our reductions-in-force because of unforeseen difficulties, delays or unexpected costs, including costs associated with employee termination and, if applicable, litigation. If we are unable to realize the expected operational efficiencies and cost savings from these reductions, our operating results and financial condition would be significantly adversely affected. Additionally, we anticipate that current reductions-in-force could adversely effect our ability to staff certain projects, and we may need to hire or rehire staff should any such projects materialize. In addition, reductions-in-force yield unintended consequences and costs, including additional attrition beyond the reduction amount, distraction to our employees, reduced employee morale, and adverse effects on our reputation as an employer. Such consequences may also occur following any increased workload on our remaining employees with respect to our day-to-day operations and additional cost reduction measures that impact our employees. Any attrition by our employees would further adversely effect our operational capabilities and may adversely effect our capabilities with respect to certain projects. Such reductions-in-force may also make it more difficult for us to hire new employees in the future and may limit the anticipated benefits from the reduction-in-force. Such reductions harm our ability to attract and retain qualified management, engineering, and other personnel who are critical to our business operations. Any failure to attract or retain qualified personnel could prevent us from successfully commercializing our products and building our business, which would ultimately significantly effect our business, financial conditions, business operations, and the price of our Class A Ordinary Shares.

REE is exposed to the risk of write-downs on the value of its inventory and other assets.

REE records write-downs for product inventories that have become obsolete, exceed anticipated demand, or where the cost exceeds the net realizable value. REE also reviews long-lived assets and inventory for impairment whenever events or circumstances indicate that the assets may not be recoverable. If REE determines that an impairment has occurred, it records a write-down equal to the amount by which the carrying value of the asset exceeds its fair value. In 2025, REE affected a one-time inventory write-off adjustment of approximately $10.0 million and may incur additional write-downs, write-offs, impairments and other charges in the future, which may be material and may materially adversely affect REE’s cash flows and results of operations.

If REE is unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of the Class A Ordinary Shares and result in the acceleration of the repayment of our Convertible Notes.

On July 3, 2025, we reported the receipt of a letter from Nasdaq, notifying us that, based upon the closing bid price of our Class A Ordinary Shares for the 30 consecutive business days from May 15, 2025 to June 27, 2025, we no longer met the Minimum Bid Price Requirement. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet such requirement exists if the deficiency continues for a period of 30 consecutive business days or more. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Nasdaq provided us with 180 calendar days, or until December 29, 2025, to regain compliance with the Minimum Bid Price Requirement. To regain compliance with such requirement, our Class A Ordinary Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days, however such period can be extended by up to 20 consecutive business days at the discretion of Nasdaq. In the event that we do not regain compliance by December 29, 2025, Nasdaq would notify us that our Class A Ordinary Shares are subject to delisting, at which point we would expect to have an opportunity to request a second 180-day period to cure the deficiency, provided that we continue to meet the continued listing requirement for the market value of our publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. To be eligible, the Company would also need to provide further written notice of its intention to cure the deficiency during the second compliance period, such as by effecting a reverse stock split, if necessary. If however it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that REE’s Class A Ordinary Shares will be subject to delisting. At such time, we could appeal any delisting decision to a Nasdaq Hearings Panel. REE requested an extension of 180-days to cure the Minimum Bid Price Requirement from Nasdaq on December 29, 2025.

We cannot assure you that we will be able to regain compliance with the Minimum Bid Price Requirement, including through a reverse share split. Our failure to meet this requirement would likely result in our Class A Ordinary Shares being delisted from Nasdaq. We and our securities holders could be materially adversely impacted if our Class A Ordinary Shares are delisted from Nasdaq. In particular:

•the price of our Class A Ordinary Shares will likely decrease as a result of the loss of market efficiencies associated with Nasdaq;
•holders may be unable to sell or purchase our Class A Ordinary Shares when they wish to do so;

•we may become subject to shareholder litigation;
•we may lose the confidence of our large investors, suppliers, customers, and employees;
•we may have fewer business development opportunities and limited options with respect to obtaining financing for our continuing operations;
•we may lose media and analyst coverage; and
•we would likely lose any active trading market for our Class A Ordinary Shares, as our securities may then only be traded on one of the over-the-counter markets, if at all.
In the event of a delisting, REE can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its Class A Ordinary Shares to become listed again. In addition, delisting would constitute a fundamental change or event of default under our Notes, which would trigger the acceleration of a payment in an amount equal to one hundred thirty percent (130%) of the outstanding principal amount plus the accrued interest thereof on the date on which the first event of default occurred, together with all costs, including, without limitation, legal fees and expenses, of collection. There can be no assurance by REE that we have sufficient capital to make such a payment in the event that it should become due. See our risk factor “Servicing our Convertible Notes may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt”, as described under Item 3.D. of our Annual Report.

The commencement of our Definitive Agreement is subject to certain conditions by the leading technology company that are beyond our control, and which may never occur, the nonoccurrence of which would have a significant adverse effect on our results of operations, financial condition, business, and the price of our Class A Ordinary Shares.

On August 15, 2025, we converted the March MOU into the Definitive Agreement, which became binding and effective upon its execution. However, while the Definitive Agreement became effective upon execution, its Commencement Date will occur only upon the satisfaction of certain conditions precedent. To-date, REE has completed all actions required to trigger the Commencement Date, and the remaining conditions precedent in order to trigger the Commencement Date must be satisfied solely by the counterparty and are outside of REE’s control. Each party also has a contractual right to withdraw from the Definitive Agreement as of January 1, 2026. Following the occurrence of the Commencement Date, and subject to the implementation of the Definitive Agreement, we expect to generate up to approximately $107 million over an expected two-year development period, with payments structured on a phased, milestone-based basis, including an initial payment upon the Commencement Date and additional payments tied to development progress. The Definitive Agreement also contemplates a potential subsequent production phase, which would be subject to the successful completion of the development phase and the negotiation and execution of a separate serial supply and after-market agreement. The failure to commence the Definitive Agreement for any reason, the withdrawal therefrom, and/or the failure to receive the initial payment each respectively have, or would have, a significant adverse impact on the Company’s results of operations, financial condition, business, and price of REE’s Class A Ordinary Shares.

Our prior binding and non-binding commercial vehicle reservations may no longer be binding or represent continued interest in our vehicles.

On May 15, 2025, we announced a pause of our commercial vehicle production. Due to such pause, we cannot guarantee that our $137 million in binding and non-binding commercial vehicle reservations continue to be binding or that any of our prior customers will confirm their reservations, if and when we resume production.

Certain of our future revenues depend on BorgWarner’s purchase of automotive components from our suppliers, which may never occur or which may result in a lower quantity purchased from our supplier than expected, which could adversely affect the amount of royalty payments that we receive.

Under the BorgWarner MOU, we are entitled to certain royalty payments upon BorgWarner’s purchase of specific automotive components from our suppliers. We cannot guarantee that BorgWarner will purchase any automotive components from any of our suppliers, or that it will purchase components from such suppliers of a sufficient quantity for REE to generate meaningful royalty revenues from the use of our suppliers. Likewise, we cannot control or guarantee BorgWarner’s sales performance, including without limitation, its expectations as to the market demand for such components or BorgWarner’s continued desire to use our suppliers’ components for future sales. Similarly, each of the components are produced by third party suppliers that are not under REE’s control. We therefore cannot guarantee that such supplier’s quality will continue to meet BorgWarner’s quality standards, which could effect whether BorgWarner will seek to purchase components from such supplier(s). We likewise cannot guarantee that such suppliers will timely delivery components to BorgWarner in order to support the latter’s sales activities. Any failure by BorgWarner to effectively market and/or sell such component(s), or any failure by our suppliers to deliver the components to BorgWarner when requested, would lower the amount of any potential royalty revenue that REE could derive from BorgWarner, which would adversely affect our business, results of operations and financial condition. Also, to the extent that the terms and conditions change following any conversion of our BorgWarner MOU into a definitive agreement, our business, results of operations and financial condition could be materially affected.

It may be difficult to enforce a judgment of a United States court against us and certain of our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on certain of our officers and directors.

We are incorporated in Israel and all but one of our executive officers and four of our directors reside outside of the United States. Most of REE’s assets are located outside of the United States and assets of the aforementioned executive officers and directors may be located outside of the United States. Therefore, a judgment obtained against REE, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

Political, economic and military conditions in Israel could adversely affect REE’s supply chain, business, operations, and ability to raise capital.

REE is incorporated under the laws of the State of Israel, and its principal research and development facilities, including REE’s major data centers, and executive offices are located in Israel. In addition, the majority of REE’s key employees, officers, and directors are Israeli citizens. Accordingly, political, economic and military conditions in Israel directly affect its business. In recent years, Israel has been engaged in armed conflict with terrorist organizations in the Middle East, including Hamas in the Gaza Strip, Hezbollah in southern Lebanon, and the Houthis in Yemen. For example, since October 7, 2023, Israel has been in a state of war with Hamas and other terrorist organizations in the Gaza Strip and in military conflict with Hezbollah and the Houthis. Although certain ceasefire agreements have been reached, there is no assurance that these agreements will fully mitigate hostilities, be upheld and/or continue in the near future. It is possible that other terrorist organizations as well as other hostile countries will join the hostilities and that such clashes may escalate in the future into a greater regional conflict. Additionally, instability in Syria has led Israel to engage in armed actions therein. Israel is also under current threats from Iran following armed conflict between the two nations and military strikes by the United States against Iran during June 2025, culminating in a ceasefire agreement. There can be no assurance that the current ceasefire agreement or any potential future ceasefire agreement(s) will be respected or remain in force, and additional hostilities and escalations may occur at any time.

While our facilities have not been damaged during the current period, in the event that REE’s facilities are damaged as a result of conflict or hostilities otherwise disrupt REE’s operations in Israel, its research and development could be materially adversely affected along with REE’s ability to manage its operations and supply chain from its headquarters. For example, shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt REE’s management and employees’ ability to effectively perform their daily tasks. The current conflict has also led to a deterioration of certain indicators of Israel’s economic standing, including a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch.

REE’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement under the Property Tax and Compensation Fund Law, 1961, the reinstatement is limited and partial compensation value of direct damages that are caused by terrorist attacks or acts of war, REE cannot assure you that this government coverage will be maintained or that it will sufficiently cover REE’s potential damages. Any losses or damages incurred by REE could have a material adverse effect on its business.

Moreover, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, actions of certain international bodies along with activists who advocate for the boycott of Israel, have developed and may continue to foster a negative perception of Israel and/or its citizens, which may include its businesses. For example, the 2024 ruling of the International Court of Justice with respect to Israel’s actions during the Gaza war following the October 7, 2023 attack and the International Criminal Court’s November 2024 arrest warrants for Prime Minister Benjamin Netanyahu and then-Defense Minister Yoav Gallant have enhanced anti-Israeli political efforts. The foregoing efforts by countries, activists, and international bodies, particularly if they become more widespread, may materially and adversely impact our business and/or supply chain, including if any suppliers or partners terminate or seek to terminate our commercial relationship due to such efforts.

Any conflict involving Israel, the interruption or curtailment of trade between Israel and its trading partners, significant downturn in the economic or financial conditions in Israel, or any political instability in the region could adversely affect Israel’s economy, business conditions and/or our business operations, results of operations, and financial condition. It may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments pursuant to force majeure provisions in such agreements. This may also make it more difficult for us to enter into customer agreements and/or to receive purchase orders for our products, to raise capital, either of which would adversely affect our business, results of operations and the market price of our Class A Ordinary Shares.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity and/or regional conflict, there have been periods of significant call-ups of military reservists, including in response to the October 7, 2023 attack and subsequent war. REE’s operations and business could be disrupted by such call-ups, particularly if such call-ups include members of REE’s management.

Political instability in Israel could also disrupt REE’s operations. Having held five general elections between 2019 and 2022, government policy is subject to regular disruptive changes. Additionally, over the past few years there have been widespread protests regarding various political issues. Prime Minister Benjamin Netanyahu is also currently standing trial on corruption and it is not clear to what extent this will affect the stability of the government. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, growth prospects, and our ability to raise additional funds.